Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Explainer | Why is Singapore’s Grab different from ride-hailing giants Uber, Lyft and Didi?

•	Singapore’s ride-hailing and food delivery giant is expected to be the biggest listing ever by a Southeast Asian tech firm

•	Grab’s net cash used in operating activities, or cash burn, has shrunk since 2018

By Alison Tudor-Ackroyd and Chad Bray

South China Morning Post

April 29, 2021

Grab Holdings, Southeast Asia’s most valuable tech unicorn, is going public in New York following a blockbuster US$39.6 billion merger with a blank cheque company.

The Singapore ride-hailing and food delivery company’s listing is expected to be the biggest listing ever by a tech company from Southeast Asia and an important bellwether for the region’s burgeoning technology sector. It is also the latest company to go public via a special purpose acquisition company (SPAC), the hottest fundraising trend globally since early last year.

As investors pore over its financials, they will draw parallels with US-listed ride-hailing companies Uber and Lyft and China’s Didi Chuxing, which has filed confidentially to float in New York. For food delivery, investors may cross-reference Amazon-backed Deliveroo, whose shares flopped on their March 31 debut on the London stock exchange.

However, Grab offers a different proposition to investors with its super app housing all its daily services, combined with its footprint across the fast-growing economies of Southeast Asia.

Here’s what you need to know about Grab, the “everyday everything” app.

What is Grab?

Grab was founded in 2012 as Malaysia’s answer to taxi-booking apps in the US, but has become a digital force offering everything from ride-hailing to financial services. It operates in eight markets across Southeast Asia.

The company acquired Uber’s Southeast Asian business in 2018, started its GrabFood delivery business that same year and opened GrabMart, its grocery delivery business, in 2019. The delivery operations are now Grab’s largest segment, accounting for about half of its business.

Today, consumers can order a ride to work in the morning, pay for purchases with their phones in person in the afternoon and order home-delivered fried crab and other delicacies for their family in the evening. Grab said it has 25 million monthly transacting users, or unique users that have paid for a product on its platform, and completed 1.9 billion transactions last year.

“The super app concept is somewhat foreign to many US investors, but the way some of our investors our consumers think of us is the best of DoorDash, the best of Uber and the best of Ant Group. It’s absolutely unique,” Ming Maa, Grab’s president told the Post.

Much like Hangzhou-based Ant Group, Grab’s financial services arm aims to unlock the mass market by fractionalising the cost of products from car insurance to mutual funds. Grab Financial Group sold over 100 million insurance policies across Southeast Asia by February.

GrabPay has “become a significant opportunity for us outside of Grab” said Maa, as every year, more and more transactions through GrabPay are transacted outside of Grab’s services at coffee stores or on e-commerce platforms. By 2022, Grab forecast that total payment volume will be greater outside its ecosystem than within it.

Consumers will soon be able to bank with Grab in Singapore. (The company, alongside its joint venture partner Singtel, received one of four new digital banking licenses in the city-state in December, and it aims to wrest market share from incumbent banks, such as DBS, which are enjoying among the highest return on equity ratios in the region.) Grab will pursue virtual bank licenses in other parts of the region as well.

The digital conglomerate is also branching out into new areas, such as fraud detection and targeted advertising for its drivers and retail partners.

Is Grab ever going to turn a profit?

Uber and Lyft’s share price performance since IPO has shown investors remain cautious about the future of ride-hailing given the industry’s pioneers remain loss-making ventures.

Grab itself remains unprofitable but said in January that its ride-hailing business broke even across all markets last year. Its group revenue rose 70 per cent in 2020, and the company cut its monthly earnings before income tax, depreciation and amortisation spending by 80 per cent over the course of the year.

In January, the company said it expects food delivery to reach break even by the end of this year. It was already near that target at the end of the first quarter, as revenues equalised costs in five out of the six markets where it offers the food delivery.

“With Covid, it has been, obviously, a very transformational year. We exited 2020 larger than when we entered 2020. The key to that was really the ability to drive our delivery business,” said Maa, who will own 14.4 million Class B ordinary shares after the business combination, according to a filing in the US.

Moody’s Investors Service and S&P Global Ratings both expect Grab to remain loss-making over the next two to three years. Grab itself is projecting positive earnings before income tax, depreciation and amortisation (Ebitda) of US$500 million in 2023.

Grab’s net revenue is likely to rise 18 per cent, compounded annually between 2020 and 2023, said S&P said in a January 5 research note.

The company is projecting gross merchandise value - the total amount of sales via its platform - to top US$34 billion in three years time after reaching U$12.5 billion in 2020, equating to a more than 40 per cent compound annual growth rate.

Grab’s growing scale and user awareness will also allow it to transfer a part of customer retention costs onto merchants, as online platforms become a more prominent mode of marketing and advertisement, the rating agency added.

“For restaurants, we’re not just a delivery company, we’re a customer lead channel. Many of them rely on us to bring in new customers that would not normally have found them,” said Maa. “Three years’ ago discounts were funded by Grab, today, the restaurants see value in funding their own marketing offers and promotions.”

Net cash used in operating activities, or cash burn, has shrunk since 2018, according to the filing.

Grab claims its food delivery basket is 20 per cent higher in value than its next closest competitor in Asia because it is disciplined and pursuing customers who are more likely to transact at higher values over its app than its closest rivals.

Marketing costs are also lower than peers’ because it can better optimise drivers’ time; for example, 59 per cent of its two-wheel delivery drivers also take passengers. Higher earnings for drivers means it has to spend less keep them within its network.

What is Grab’s growth potential across its footprint?

Grab operates in eight countries: Singapore, Indonesia, Cambodia, Malaysia, Myanmar, the Philippines, Thailand and Vietnam. By 2025, the addressable market opportunity across online food delivery, ride-hailing and digital wallet payments will have swelled to around US$180 billion, according to research firm Euromonitor’s updated forecast.

Grab’s biggest market is Indonesia, where it faces stiff competition from rival Gojek and was the country worst hit by the coronavirus pandemic. However, no single market accounts for more than a third of its business.

The region’s population is more than 670 million people, of which six out of 10 are unbanked or underbanked.

Digital services are still nascent in much of the region, with penetration rates for online food delivery services about half of what they were in China last year. Ride-hailing is even less common, at about 3 per cent of the market in Southeast Asia versus 15 per cent in China.

Online food delivery is expected to grow from about US$11 billion in Southeast Asia today to about US$21 billion by 2025 and consumer expenditures for ride-hailing are expected to more than triple to about US$16 billion.

Even as vaccines are rolled out, and lockdowns loosen in cities such as Singapore, Grab sees the shift to digital services sticking. In Jakarta, where the traffic jams are infamous, food delivery volumes continue to grow as consumers save time by staying at home.

“Preliminary data suggests its a permanent change, we haven’t seen a snapback at all,” said Maa.

How data is turning Grab into more than the sum of its parts

Since its debut in 2012, Grab has expanded its business from a simple taxi-booking app to a diversified provider of services across product lines, glued together by top-notch tech.

One reason for its success: the company remains focused on the region and the need to offer services suited to local conditions, according to Maa.

“We’ve always believed you have to be hyperlocal to win. When we were competing with Uber, Uber was focusing on black cars,” Maa said. “We knew that many consumers preferred motorbikes. It’s not an inferior form of transport. In fact, many of our consumers prefer it because they don’t get stuck in a traffic jam. It’s cheaper. It’s better.”

All these services generate scathes of data, about 40 terabytes daily. Grab is putting this data to work and creating new services such as maps of over 10,000 km of unmanned alleyways that are important conduits for travel in Southeast Asia, but may not be picked up by mapping software from Apple or Google. Grab also is increasingly mapping the “first and last” 100 metres of trips to help its drivers navigate locating restaurants tucked away in shopping malls and deliver to someone’s home in a labyrinthine block of flats.

The company also is using the super app concept – multiple services via a single phone app – to become more integrated into consumers lives: its digital wallet, for example, was used to distribute pandemic relief funds by the Indonesian and Malaysian governments.

Unlike Southeast Asia, competitors in other markets are unable to capitalise on providing multiple services with the same providers: motorbikes can only be used for deliveries, rather than ride shares in China.

The ubiquitous nature of the app in Southeast Asian life is paying off.

Grab has seen the number of customers using two or more of its services in a month jump five-fold between the beginning of 2018 and the end of 2020. The one-year retention rate for users of three or more services is 79 per cent, among the highest in its peer group, it claims.

As Grab has grown, network effects have kicked in. The more drivers and restaurants on the platform, the wider choices and more efficient delivery for consumers the more they order on the app, in turn attracting more drivers and restaurants. New ventures need less subsidies to gain traction.

“The key is the more services we deploy; the more time consumers spend on our platform. They spend more; the retention rates are higher; they generate more income opportunities for the drivers and for the restaurants on our platform,” Maa said.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.